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                                                                         EX-99.L

                                                                 August 18, 1998

The Board of Trustees
Hewitt Series Trust
100 Half Day Road
Lincolnshire, Illinois 60069

Ladies and Gentlemen:

          In order to provide Hewitt Series Trust (the "Trust") with its initial capital, Hewitt Associates LLC (the "Purchaser") is hereby purchasing from the Trust 3,000 Institutional Shares and 7,000 Administrative Shares, the two initial classes of shares of beneficial interest, $.001 par value, of the Trust, representing interests in Hewitt Money Market Fund (the "Shares"), at a purchase price of $10.00 per Share.

          The Purchaser represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof and that the Purchaser has no present intention to dispose of the Shares.

          The Purchaser hereby agrees that if any of the Shares purchased by Purchaser herewith are redeemed by the Purchaser (or any subsequent holder of such Shares) prior to the reimbursement to Hewitt Associates LLC, of the organization and start up expenses of the Trust by the Trust, the Purchaser will reimburse the Trust for any unreimbursed organization and start-up expenses in the same proportion as the value of Shares being redeemed bears to the value of all Shares of the Trust outstanding at the time of redemption.

                              Very truly yours,

                              HEWITT ASSOCIATES LLC

                              By:     /s/ C.L. Connolly
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                                  Name:   C.L. Connolly
                                         -------------------------
                                  Title:  Principal
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